Exhibit 99.53

NOTICE OF CHANGE OF AUDITOR

TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

AND TO:	Ernst & Young LLP

PricewaterhouseCoopers LLP

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51‐102 ‐ Continuous Disclosure Obligations ("NI 51‐102")

Notice is hereby given of a change of the auditor of GoldMining Inc. (the "Corporation") pursuant to section 4.11 of NI 51‐102 as follows:

1.

The Corporation has requested and has accepted the resignation of its auditor, Ernst & Young LLP ("EY") effective August 30, 2019 and PricewaterhouseCoopers LLP ("PwC") has been appointed as auditor of the Corporation, to hold office until the next annual general meeting of the Corporation.

2.

The determination to accept the resignation of EY and the determination to appoint PwC, in each case as the Corporation's auditor, were considered and approved by both the Corporation's board of directors and its Audit Committee.

3.

EY did not express a modified opinion for any of its reports on the financial statements of the Corporation for: (a) the two most recently completed fiscal years preceding the date of this Notice; or (b) any period subsequent to the two most recently completed fiscal years and ending on August 30, 2019.

4.	No "reportable events" (as defined in section 4.11(1) of NI 51 ‐ 102) have occurred.

DATED the 30th day of August, 2019.

GOLDMINING INC.

Per: /s/ Pat Obara Name: Pat Obara Title: Chief Financial Officer